SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 3, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Buenos Aires, April 3, 2007

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Dear Sirs,

We are pleased to contact you in order to inform you that in the Board of Directors Meeting held on this date, the Board approved the commencement of proceedings aimed at refinancing the indebtedness that had been restructured on December 15, 2004 (the “Restructured Debt”), with the aim of improving the Company’s indebtedness profile and loosen the restrictive covenants that bind the Restructured Debt.

To such purposes, the Board approved the sub-delegation of the powers conferred by the Shareholders Meeting held on December 21, 2006, so that the sub-delegates, thereby appointed, may proceed at any time they deem appropriate in order to:

(i)

Make a purchase offer for all outstanding term notes - whether publicly or privately placed- (the “Purchase Offer”), which were issued on December 15, 2004.

(ii)

Make a redemption and early amortization of all notes which have not been part of the Purchase Offer and of the loan agreements with the Inter-American Development Bank (“IDB”), as applicable (the “Redemption of the Restructured Debt”).

(iii)

Start the proceedings for the future issuance of notes in a maximum amount of US$ 500,000,000, in one or more tranches and/or series.

In addition, please note that in spite of having delegated in the sub-delegates the power to determine the timing to proceed with items (i) to (iii), in line with market conditions, both the Purchase Offer and the Redemption of the Restructured Debt shall be subject to the success of the issuance of future notes within the framework of the Program approved on January 18, 2007 by the Argentine Securities Commission (Comisión Nacional de Valores), pursuant to Resolution No. 15,570, the update of which was approved by the Board in the meeting held on this date.

Yours faithfully,

Adrián Hubert
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel